Appendix A
to
Custodian Agreement
dated July 20, 2007
between
Brown Brothers Harriman & Co.
and
Matthews International Funds d/b/a Matthews Asia Funds

Pursuant to the terms and conditions of the above referenced Custodian Agreement, the Custodian shall provide custody and safekeeping services to the following funds as of November 30, 2011 listed below:

Funds
Matthews Asian Growth and Income Fund
Matthews Asia Dividend Fund
Matthews Asia Growth Fund
Matthews Pacific Tiger Fund
Matthews China Fund
Matthews India Fund
Matthews Japan Fund
Matthews Korea Fund
Matthews Asia Small Companies Fund
Matthews Asia Science and Technology Fund
Matthews China Dividend Fund
Matthews China Small Companies Fund
Matthews Asia Strategic Income Fund

/s/ James R. Kent	/s/ William J. Hackett
Brown Brothers Harriman & Co.	Mathews International Funds
d/b/a Matthews Asia Funds

By: James R. Kent	By: William J. Hackett

Title: Managing Director	Title: President

Date: November 21, 2011	Date: November 29, 2011